SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2015

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

PR Av. Presidente Vargas, 409 –13º 22210-030 Rio de Janeiro - RJ Tel.: (21) 2514 -6101 Fax: (21) 2514 -5949

MINUTES OF THE FOUR HUNDRED AND TWENTY FIRST MEETING

OF THE AUDIT COMMITTEE OF CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRAS

On the twenty-seventh day of March in the year of two thousand and fifteen, at 2pm, in the Company Office, at Av. Presidente Vargas no. 409 – 13th floor, Rio de Janeiro – RJ, the Audit Committee of Centrais Elétricas Brasileiras S.A. - Eletrobras, held a meeting with the following Agenda: 1.         Financial Statements 2014; 2. Opinion; 3. Signing of Minutes of 418th and 419th Meeting of the Audit Committee. The President of the Board JARBAS RAIMUNDO ALDANO MATOS chaired the meeting with the present advisers RICARDO DE PAULA MONTEIRO, BRUNO NUNES SAD, MANUEL JEREMIAS LEITE CALDAS and ROBERT JUENEMANN, in addition to the Audit Superintendent Mr. EDGARD TROMPCZYNSKI SCHIMMELPFENG and Mr. Marco Aurelio Estrada Orrego Costa e Silva, the Head of the Internal Audit Department - CAI. Mr. President invited the Financial Director and of Investor Relations, Armando Casado de Araujo, Mr. Rodrigo Vilella Ruiz - Head of the Accounting Department, Eduardo Da Costa Ramos - Head of the  Tax Administration Division, Marcos Jose Lopes - Head of the Financial Statements and Cost Management Division and Andre Luiz Amaral dos Santos - Head of the Accouting and Cost Management Division. The word was given to the Financial Director and of Investor Relations Armando Casado de Araujo who reported that on 03/16/2015 he communicated to the Board of Executive Directors and on 03/17/2015 to the Audit Committee and to the Board of Directors, the situation for the Closing of the Financial Statements for the financial year of 2014 and the difficulties faced in meeting all the requirements of KPMG Auditores Independentes (Independent Auditors) about additional audit procedures, because of the various news presented in the media about the so-called Operation Lava-Jato, that stated the name of some of Eletrobras Companies their projects due to the trade relations maintained with contractors investigated in that operation. He informed that despite, according to his knowledge, the Company and its Directors, up to this date, not being summoned or notified, in the scope of Operation Lava-Jato or any other operation conducted by the Federal Police or Federal Public Ministry in respect of any denunciation or evidence that could have been in the testimonies collected throughout the operation, pointing out that various measures have been adopted until the time to check the news disclosed, in compliance with the due diligence of the Administrators. First, he mentioned the creation in December 2014, of the Special Commission for the Management of Institutional Demands - CEGDI, under the coordination of the assistant to the Board of Directors, Mr. Manoel Aguinaldo Guimaraes, especially to monitor all news, denunciations, notifications and requests involving the theme of fraud and corruption, in order to subsidize the Company's Board of Directors, as well as the Audit Committee, Internal Audit and the Compliance Committee regarding the information that was being disseminated in various internal and external channels, so that those bodies are informed for the adoption of appropriate measures. In addition, he informed that CEGDI has to reinforce the internal control related to the monitoring related to meeting the measures determined by the Administration of the Company and by the Compliance Committee of the Eletrobras Companies on the matter. He mentioned that, among the activities which were monitored by CEGDI, is the monitoring of meeting and complying with the forms of process controls that were filled in by all the SPEs in which the Eletrobras Companies have a stake in, called "home checklist," in addition to the questionnaire sent by KPMG to forty-two companies among which four are Subsidiaries, each questionnaire containing a total of forty-eight questions submitted just 15 days ago. Through these forms, revisions have been made in the major processes of projects, object of the questionnaire, from the selection by the Eletrobras Companies of partners to participate in auctions for generation and transmission, in the form of a Specific Purpose Company, effectively, to the process of

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selection and hiring of the manufacturers in the context of their works. After this work, KPMG has requested the walkthrough, diagram that permeates the SPE, for analysis and issuing of the "Assurance Report" according to the NBC TD 3402 standards, the Internal Audit of the Company having carried out the walkthrough procedures in 5 selected ventures, which are the Hydroelectric Power Plant of Belo Monte, the Hydroelectric Power Plant of Jirau, the Hydroelectric Power Plant of Santo Antonio, the Hydroelectric Power Plant of Teles Pires, and the Nuclear Power Plant of Angra 3, in order to collect evidence that the processes of controls they declare can effectively be evidenced.  The walkthroughs were conducted under the coordination of the Head of Internal Audit of the Holding, Mr. Edgard Trompczynski Schimmelpfeng. In addition, on March 16, 2015, the creation of three commissions of supervision, denominated in accordance with the Compliance Program in force as "Routine Inspection Committees" was approved by the Executive Board of Directors of Eletrobras, in order to audit specifically the processes of hiring contractors by the SPEs North Energia S.A. (responsible for the Hydroelectric Plant of Belo Monte) and Energia Sustentável do Brasil S.A. (responsible for the Hydroelectric Plant of Jirau), as well as for the implantation of the Nuclear Power Plant of Angra 3. The Eletrobras Companies, in the scope of their Compliance Committees, opened 5 other Routine Inspection Committees. The Financial and Investor Relations Director stated that all the information about the Routine Inspection Committees can be requested to the Compliance Manager of the Holding, Mr. Luiz Augusto da Figueira. He informed, in addition, that the work of the Routine Inspection Committees should not be closed before the Financial Statements of 2014 are published due to the time required for completion of the necessary procedures, but stated that KPMG will be monitoring the work of these Committees, including the filing of the Form 20-F in April, whereby it is important for the Company to be focused on completing the ongoing procedures as soon as possible. The Financial and Investor Relations Director also informed to the Advisors that in addition to the measures mentioned above, he approved the forwarding of mail to the Federal Public Ministry, requesting him to inform if there was a denunciation or indication of any evidence in investigations or testimonies collected in the scope of the Operation Lava-Jato against the Eletrobras Companies, their administrators or their projects and, if so, to allow him access to these documents or statements. The Director reported that concomitant to the procedures performed by the Company, KPMG besides monitoring the internal measures stated above, has been carrying out additional accounting audit procedures, according to NBC TA 240 approved by the Federal Accounting Council, requiring the completion of the checklist of controls by the 42 invested companies of Eletrobras. This additional audit procedure shall be reviewed and approved by each Independent Auditor of the invested company and then sent to KPMG for the paper review. The Finance Director stated that this procedure demands great efforts and dedication of the teams of the Holding and Subsidiaries, as well as involvements of all the Administrators, to guarantee that the work was completed in a timely manner for the closing of the Financial Statements of the Subsidiaries and of Eletrobras.  The Director added that the Company is listed on the New York Stock Exchange, and is subject to the United States legislation and the regulations of the U.S.Securities and Exchange Commission (SEC), and, as a consequence, when the filing of the Form 20-F with the SEC, expected to occur in April 2015, it must comply with the procedures required by the North American regulations associated with the current scenario experienced by the Company. Thus, he stated that KPMG, on the evening of March 12, informed the Company that they would adopt for the audit of the Financial Statements related to the financial year of 2014 the audit procedures related to Section 10A of the Securities Exchange Act of 1934.  Based on the procedures of Section 10A, the Company will have to evaluate the information disclosed by the media in order to extract parameters to assess the materiality of the potentially illegal alleged acts that could have occurred in hiring contractors for the Eletrobras Companies and SPEs. He informed that the risk area of the Company, under the coordination of the Mr. Luiz Augusto Figueira, is evaluating the criteria that can be used for purposes of calculating the materiality and also the ventures that should be considered for the calculation. At first, the

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materiality of the possible impacts on SPEs North Energia S. A (responsible for the Hydroelectric Plant of Belo Monte), Energia Sustentável do Brasil S.A. (responsible for the Hydroelectric Plant of Jirau) is being considered, as well as for the implantation of the Nuclear Power Plant of Angra 3.  KPMG informed that, if there are material effects, the Company should hire an independent company to do the audit, compromising the deadline for the delivery of the Financial Statements. Finally, the Finance Director stated that KPMG will require a letter of representation from the Executive Board, the Board of Directors and the Audit Committee about the conformation of all the procedures stated above, including the analysis of materiality, as a condition for issuing their Opinion on the Financial Statements. Escritório Bocater Camargo Costa e Silva was hired to evaluate the content of the letter in defense of the Administrators, which will be discussed at the end of the presentation of the Financial Statements. Mr. President handed the word over to Mr. Rodrigo Vilella Ruiz, Head of the Accounting Department that narrated as follows: Release. Eletrobras presented a consolidated result for the financial year of 2014 of R$ (3,031,055 thousand) as compared to a consolidated result of R$ (6,186,948 thousand) for the financial year of 2013. The Report of the Independent Auditor was issued without reservation and with emphases. Eletrobras had access to all information of subsidiaries and affiliates. The Administration of the Company made a correction in the calculation of the adjustment at present value of financial leases related to assets of independent producers of energy, which have a contract to supply energy to Amazonas Energia, and identified inaccuracies to be corrected retrospectively, as it provides for the Technical Pronouncement CPC 23 - Accounting Policies, Changes in Estimates and Error Rectification. As PricewaterhouseCoopers – PwC- was the Independent Auditor in 2013, they were rehired to review the accounts of Amazonas Energia in 2013. Thus, the figures for the years ended 12/31/2013 and 12/31/2014, submitted for purposes of comparison, are being presented again. The following was the presentation of the individual and consolidated results:

RESULTS (R$ thousand)

HIGHLIGHTS OF THE RESULTS (R$ thousand)

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In relation to highlights of the results the General Accountant noted: (1) Reversal of provision in investments for improvements: Furnas R$ 496,195 thousand; Chesf R$ 246,915 thousand; Eletronorte R$ 48,758 thousand; (2) Reversal of onerous contracts:

In the amount of provision for onerous contracts held on 12/31/2014 , R$ 1,101,527 thousand (R$ 2,426,741 thousand in 12/31/2013 ) arising from concession contracts extended under the terms of the Law 12.783/13, due to the fact that the rate determined presented an imbalance in relation to the current operation and maintenance costs. Moreover, the present obligation in accordance with each contract was recognized and measured as a provision that may be reversed on the basis of adjustments of the program to reduce costs and/or rate review. Jirau Hydroelectric Plant: the variation recorded in the provision for the Jirau Hydroelectric Plant between 12/31/ 2013 and 2014, refers to the variation in the value of the historical PLD average from R$109.78/MWh to R$ 178.84/MWh. Resettlement program of UHE Itaparica: from the construction of the hydroelectric plant of Itaparica and the education and training of Lake Itaparica, 10,500 families were displaced, of which 6,100 were of small farmers, and among them, 200 were indigenous families of the tribe Tuxá , resulting in the creation of the Itaparica Resettlement program, which aims to resettle the displaced families from the area flooded by the plant's reservoir, current Luiz Gonzaga, located between the states of Pernambuco and Bahia. The partial reversal of the Onerous Contract of Itaparica in the period was due mainly to the assumption by Codevasf

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of the Operation and Maintenance of the infrastructure of irrigation of common use. UHE Camaçari: the variation recorded in the provision for the UHE Camaçari resulted from the registration of the reversal of the onerous contract as a result of a decision of the regulator, Aneel, for the reduction of the Amount of Use of the Transmission System - MUST of 346.598 MW retroactive to 12/16/2014, to the sum of R$ 1,266 thousand to be refunded to the Company, related to January 2015, in Calculating the Monthly Services and Charges - AMSE, carried out by the National Electric System Operator - ONS in the calculation subsequent to this decision. The President reported to the Board Meetings where the "onerous contracts of Chesf," especially the resettlement of UHE Itaparica, was widely debated and the Holding's management suffered pressures of all kinds but retained strong determination to solve the problem. On this date the table above shows that the resettlement of the direction was correct, reversing the burden for Codevasf.

BALANCE SHEET

STATEMENTS OF INCOME OF THE FINANCIAL YEAR

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STATEMENT OF INCOME - SEGMENT

31/12/2014

	Administração	Geração - Regime de	Geração - Regime de O&M	Transmissão - Regime de	Transmissão - Regime de O&M	Distribuição	Eliminações	Total
Receita Operacional Líquida	81.591	18.373.404	1.555.217	1.998.366	2.979.323	6.664.230	(1.407.277)	30.244.854
Custos e Despesas Operacionais	(6.074.659)	(14.137.600)	(1.755.679)	(1.911.569)	(2.791.777)	(6.456.606)	2.143.267	(30.984.623)
Resultado Oper. Antes do Resultado Financeiro	(5.993.068)	4.235.804	(200.462)	86.797	187.546	207.624	735.990	(739.769)
Resultado Financeiro	2.463.318	(1.214.095)	420.005	(270.551)	(30.111)	(661.659)	(12.282)	694.625
Resultado de Participações Societárias	(1.484.476)	-	-	-	-	-	267.636	(1.216.840)
Imposto de renda e contribuição social	(242.095)	(2.690.448)	(1.308.867)	3.422.263	(903.792)	22.421	-	(1.700.518)
Lucro Líquido (prejuízo) do período	(5.256.321)	331.261	(1.089.324)	3.238.509	(746.357)	(431.614)	991.344	(2.962.502)

31/12/2013 - Reapresentado

	Administração	Geração - Regime de	Geração - Regime de O&M	Transmissão - Regime de	Transmissão - Regime de O&M	Distribuição	Eliminações	Total
Receita Operacional Líquida	71.772	14.633.670	2.054.657	1.349.213	2.854.102	4.498.837	(1.626.607)	23.835.644
Custos e Despesas Operacionais	(7.161.257)	(11.407.123)	(2.041.034)	(2.485.406)	(3.914.835)	(6.621.425)	4.416.001	(29.215.079)
Resultado Oper. Antes do Resultado Financeiro	(7.089.485)	3.226.547	13.623	(1.136.193)	(1.060.733)	(2.122.588)	2.789.394	(5.379.435)
Resultado Financeiro	2.125.578	(1.355.641)	217.828	(292.168)	(88.706)	(282.540)	52.334	376.685
Resultado de Participações Societárias	(519.762)	-	-	-	-	-	697.530	177.768
Imposto de renda e contribuição social	(1.326.082)	(242.139)	(204.989)	194.458	212.490	(416)	-	(1.366.678)
Lucro Líquido (prejuízo) do período	(6.809.751)	1.628.766	26.462	(1.233.903)	(936.949)	(2.405.544)	3.539.258	(6.191.660)

The Adviser MANUEL JEREMIAS LEITE CALDAS stated that if he approves the comfort letter to KPMG, he has not received the Financial Statements in advance for a better assessment, he informed that he will also request a comfort letter from the Board of Directors which should be delivered to the President MARCIO PEREIRA ZIMMERMANN and a copy filed with the General Secretary. After the clarifications were made, the final version of the letter of representation to be signed was transcribed, as follows: CTA-CFE-001/2015. Rio de Janeiro, March 27, 2015. To KPMG Auditores Independentes, Av. Almirante Barroso, 52 - 4o. Andar, Rio de Janeiro - RJ. ____________, __________,____ [date of the audit report]. Financial statements for the financial year ended on December 31, 2014. Dear Sirs, We are forwarding this letter in connection with your services of independent audit of the individual and consolidated financial statements of Centrais Elétricas Brasileiras S.A. - Eletrobras (“Eletrobras”) which comprise the balance sheet on December 31, 2014 and the related statements of income, comprehensive income, changes in net equity and of cash flows for the year then ended, which aim to express an opinion on these financial statements, as to the adequate presentation, in all material respects, of the financial and equity position of Eletrobras on December 31, 2014, the performance of its operations and its cash flows for the year then ended, in accordance with accounting practices adopted in Brazil and International Financial Reporting Standards - IFRS. We understand from discussions with the Executive Board of Eletrobras (“Board”) that Eletrobras has adopted the following procedures for reports in the media regarding the alleged existence of unlawful acts in connection with the facts established in the "Operation Lava-Jato ": ▪ Creation of the Special

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Commission for the Management of Institutional Demands, according to the Resolution of the Executive Directors of Eletrobras number 838/2014, of December 22, 2014 (Annex 1); ▪ Checklist, according to the model set out in Annex 2, developed internally and answered by the subsidiaries of Sistema Eletrobras in relation to specific purpose companies; ▪ Monitoring the mention of Eletrobras and/or of the societies in which it has a corporate stake appearing in the media and, on the basis of these reports, we adopted the actions detailed in this letter in relation to the possible involvement of Eletrobras and/or its key people related to the "Operation Lava-Jato "; ▪ Monitoring of correspondence received and the responses sent to the regulatory bodies and enforcement by Eletrobras and/or by its subsidiaries; ▪ Analysis of procedures and the results of the work carried out by the internal audit of the System ("Walkthroughs") in relation to the largest recent ventures of minor shareholding companies of Sistema Eletrobras, through specific purpose companies (which are: Belo Monte, Jirau, Santo Antonio, and Teles Pires) and corporately, through the Eletronuclear (which is: Angra 3); ▪ Calculation of the estimate of risk of the materiality elaborated by the Superintendence of the General Coordination of the Presidency - PG and approved by the Executive Board of Directors, based on the possible premises of being verified in view of the data available up to the present date, according to the best knowledge of the Executive Board of Directors, as described in Annex 3, in respect of the potential impacts of alleged illegal acts in the financial statements of December 31, 2014 of Eletrobras; and ▪ Forwarding of correspondences, in March 2015, to the Federal Public Ministry (Annex 4) and to the Federal Police (Annex 5), requesting information whether (i) there is information or evidence in the context of Operation Lava Jato that may affect the Eletrobras Companies or projects in which it has a corporate stake, through specific purpose companies, and (ii) if so, that they should be given access to these documents. However, up to the date on which this letter was signed, the Federal Public Ministry and the Federal Police had not responded to these requests. In addition, we have been informed by the Board of Directors that, in March 2015, three audit committees were created ("Routine Inspection Committees"), in order to perform additional procedures to investigate the processes of hiring contractors by specific purpose companies as minor shareholders in companies of Sistema Eletrobras: (I) Norte Energia S.A. (UHE Belo Monte) and (ii) Energia Sustentável do Brasil S.A. (Jirau Hydroelectric Plant), as well as for the (iii) Eletronuclear (UTN Angra 3). The work of the Routine Inspection Committees is still in progress, however, you will be continuously updated on the progress of these studies and their respective results, including any eventual change in the estimate of materiality of potential impacts of the alleged illegal acts on the financial statements of Eletrobras, as well as information on the potential involvement of people in a position to influence decisions related to the business of Eletrobras. In view of the above measures, in the possible premises considered based on the news available and in the work carried out by the Compliance Committee, until now, we believe that the procedures adopted by Eletrobras appropriately addressing the issues dealt with in accordance with the standards and requirements of the Brazilian legislation, emphasizing that we are not aware ("actual knowledge") of any unlawful act which could have a material impact on the financial statements of Eletrobras for the year ended on December 31, 2014, based on the premises mentioned above, to prevent the same being approved by this Audit Committee. Therefore, we are satisfied with the treatment given to this matter in the financial statements of Eletrobras for the financial year of 2014 which we are submitting for approval by the General Shareholders' Meeting, without reservations. If there are any new facts, with evidence or information which might change the current scenario, Eletrobras will assess measures that may eventually be adopted. For the purposes of the audit mentioned above, we confirm that all the information that the Audit Committee was aware of regarding possible violations of laws or regulations relating to reports in the media related to the "Operation Lava-Jato" was provided to KPMG Auditores Independentes. We also requested that the Administration of Eletrobras should give you access to all relevant documents and information obtained or prepared within the scope of this analysis. We have been informed by the Administration that this procedure has been completed. Thus, for the purposes of

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their audit of the financial statements of December 31, 2014 of Eletrobras, we confirm that: 1. KPMG Auditores Independentes was given access to all the documents and information obtained or prepared in relation to the investigation in question; 2. Based on the information that we received from the Board, we believe that the financial statements referred to above may be filed with the Securities and Exchange Commission in Brazil; 3. There is no denunciation about measures for the protection of the interests of Eletrobras that this Audit Committee has to adopt concerning the administration agencies, on inaccuracies, fraud or crimes discovered by this Audit Committee. For the purposes of this letter, we assume that KPMG is not aware of any unlawful act which could have a material impact on our financial statements. In view of the foregoing, this Audit Committee, unanimously, decides to approve the signature of the letter of representation to be delivered to KPMG, according to the following text transcript in its entirety, stipulating that Mr. President of this Audit Committee should only sign the letter after the examination and approval by the Audit Committee, of the full Financial Statements of the fiscal year ended on December 31, 2014, with the opinion of the independent auditor of KPMG. (a) President of the Audit Committee". The Adviser ROBERT JUENEMANN praised the commitment of the Administration, the proactivity, the transparency that allowed us to achieve the results we are seeing today. More than fulfilling our duty was the desire to make it happen, which was followed up by the other Directors. Mr. President testifies to the hard work put in by Director Armando Casado de Araujo, which is extended to the teams. Eletrobras was firm and tireless in its role as Holding and therefore managed to conclude the Financial Statements on time. At the end of the meeting, the Audit Committee signed the Opinion set out below: "Opinion on Financial Statements of 12/31/2014. The Audit Committee of Centrais Elétricas Brasileiras S.A. - Eletrobras, in the scope of its legal and statutory attributes, read the Administration Report and examined the Financial Statements for the fiscal year ended on December 31, 2014, comprising the Balance Sheet, the Income Statement for the financial year, of Changes to the Net Equity and of Cash Flows, of the Value Added and the Explanatory Notes to the Financial Statements, together with the Opinion of the Independent Auditors, as well as acknowledged the proposal concerning the allocation of the results for the financial year. Considering the work of monitoring the Company developed by the Audit Committee over the course of the financial year, based on the analysis of the documentation submitted, in the information provided by the Accounting Department - DFC and in the Opinion of KPMG Auditores Independentes, declaring that the Financial Statements represent adequately, in all relevant respects, the financial and equity position of Centrais Elétricas Brasileiras S.A. - Eletrobras on December 31, 2014, the Audit Committee of Eletrobras believes that these Financial Statements are ready to be submitted to the deliberation of the Ordinary General Shareholders Meeting of the Company. It is also of the opinion that the proposal of the Administration of Eletrobras, related to the absorption by profit reserves of the loss for the financial year of 2014, is sustained by the current legal and corporate provisions". (a.a) RAIMUNDO DE ALDANO MATOS - President; BRUNO NUNES SAD; RICARDO DE PAULA MONTEIRO; MANUEL JEREMIAS LEITE CALDAS; ROBERT JUENEMANN - Members. Mr. President invited all the Board Members to participate in a joint meeting with the Board of Directors for the Audit Results 2015 - KPMG. With no other business on the agenda, Mr. President thanked everyone for their presence and adjourned the meeting, which I, [MARIA SILVIA SAMPAIO SANT’ ANNA], Secretary, drew up these Minutes that, once read and approved, were appropriately signed by those present and by me, MARIA SILVIA SAMPAIO SANT'ANNA, Interim General Secretary.

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JARBAS RAIMUNDO DE ALDANO MATOS President of the Board	RICARDO DE PAULA MONTEIRO Board Member

BRUNO NUNES SAD Board Member	MANUEL JEREMIAS LEITE CALDAS Board Member
ROBERT JUENEMANN Board Member	MARIA SILVIA SAMPAIO SANT`ANNA General Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 22, 2015
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.